# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 02/19/2025
Amends the filing with accession number 0001341004-22-000150
Filed by CIK 0001414125
Persons authorized to receive notices and communications: Gregg A. Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, California (CA), 94301, (650) 470-4500

## Reporting persons
- Thomas J. Tull (CIK 0001414125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 Colorado Avenue, Suite 100, Santa Monica, California (CA), 90404
Comment:
Explanatory Note - This Amendment No. 4 ("Amendment No. 4") amends and supplements the statements on Schedule 13D filed on May 27, 2022, as amended by Amendment No. 1 filed on October 7, 2022, Amendment No. 2 filed on January 10, 2025 and Amendment No. 3 filed on January 14, 2025 (as amended, the "Schedule 13D"). Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 4 is being filed to report that on February 20, 2025, in connection with the Put-Call Agreement, dated January 7, 2025 (the "Put-Call Agreement"), among the Buyer and the Sellers, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock of the Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 19, 2025, pursuant to the Put-Call Agreement, the Sellers exercised the right to require the Buyer to purchase from the Sellers 8,793,826 shares of Class A Common Stock at a price equal to $6.25 per share.

On February 20, 2025, the transfer of the 8,793,826 shares of Class A Common Stock from the Sellers to the Buyer was completed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(a) - (b) The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, (i) the Reporting Person directly holds 0 shares of Class A Common Stock, (ii) the Tull Family Trust, u/a/d August 1, 2005, as amended, of which the Reporting Person is the trustee, directly holds 0 shares of Class A Common Stock, and (iii) First Light Investors, LLC, an entity which is controlled by the Reporting Person's spouse, directly holds 0 shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On February 20, 2025, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock.

## Signatures
- Thomas J. Tull: /s/ Thomas J. Tull, Thomas J. Tull (02/21/2025)